UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 5)1

The ONE Group Hospitality, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

88338K103

(CUSIP Number)

Mr. David L. Kanen

Kanen Wealth Management, LLC

5850 Coral Ridge Drive, Suite 309

Coral Springs, FL 33076

(631) 863-3100

ANDREW M. FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 23, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 88338K103

1	NAME OF REPORTING PERSON

KANEN WEALTH MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO; AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

FLORIDA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,836,273*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,836,273*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,836,273*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.3%
14	TYPE OF REPORTING PERSON

IA; OO

* Includes 125,000 shares of Common Stock issuable upon exercise of certain warrants owned by the Reporting Persons

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CUSIP NO. 88338K103

1	NAME OF REPORTING PERSON

DAVID KANEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF; OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		18,921
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,836,273*
PERSON WITH	9	SOLE DISPOSITIVE POWER

18,921
	10	SHARED DISPOSITIVE POWER

4,836,273*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,855,194*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.3%
14	TYPE OF REPORTING PERSON

IN

* Includes 125,000 shares of Common Stock issuable upon exercise of certain warrants owned by the Reporting Persons

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CUSIP NO. 88338K103

The following constitutes Amendment No. 5 to the Schedule 13D filed by the undersigned (“Amendment No. 5”). This Amendment No. 5 amends the Schedule 13D as specifically set forth herein.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On March 23, 2018, Mr. Kanen and KWM (collectively, the “Kanen Group”) entered into a letter agreement with the Issuer (the “Agreement”) regarding the composition of the Issuer’s Board of Directors (the “Board”).

Pursuant to the terms of the Agreement, subject to certain conditions, the Kanen Group and the Issuer agree that provided that the Kanen Group beneficially owns at least 10% of the Issuer’s outstanding Common Stock, the Kanen Group shall have the right to designate one member to the Issuer’s Board as a Class I director with a term expiring in 2020.  The Issuer agrees to submit one of the prospective nominees provided by the Kanen Group (the “Nominees”) to the Board for approval (the “Designee”). The Issuer further agrees that the Designee will be appointed to at least one of the standing committees of the Board.

The Kanen Group also agreed to certain customary standstill provisions until the earliest to occur of (i) the end of the term for which a Designee is appointed (or such longer period as the Designee or, in certain circumstances, a replacement director selected pursuant to the Agreement, continue to serve on the Board), (ii) ten calendar days prior to the deadline for the submission of shareholder nominations for the Issuer’s 2019 annual meeting of stockholders (but only in the event that the Kanen Group beneficially owns 10% or more of the Issuer’s outstanding shares of Common Stock and the appointed Designee has tendered his resignation on or before such date) and (iii) five business days after such date, if any, that the Kanen Group provides written notice to the Issuer that the Issuer materially breached any of its commitments under the Agreement and where the Issuer has not cured such breach within 15 business days after such written notice (the “Standstill Period”). The standstill provisions generally prohibit the Kanen Group and its affiliates from taking specified actions during the Standstill Period with respect to the Issuer and its securities, including, among others: (i) soliciting or participating in the solicitation of proxies; (ii) joining any other “group” or becoming party to any voting arrangement or agreement; (iii) seeking or encouraging others to submit nominations for the election or removal of directors; or (iv) calling any meeting of stockholders, including by written consent, subject to certain conditions.

During the Standstill Period, the Kanen Group has also agreed to vote its shares in favor of the Issuer’s nominees of existing directors for election to the Board and in accordance with any recommendations of the Board on certain other matters.

The foregoing description of the Agreement is qualified in its entirety by reference to the Letter Agreement, a copy of which is referenced as Exhibit 99.1 hereto and is incorporated herein by reference.

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CUSIP NO. 88338K103

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On March 23, 2018, KWM, Mr. Kanen and the Issuer entered into the Agreement defined and described in Item 4 above and referenced as Exhibit 99.1 hereto.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Agreement by and among Kanen Wealth Management, LLC, David Kanen, and The ONE Group Hospitality, Inc., dated March 23, 2018.

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CUSIP NO. 88338K103

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 28, 2018

KANEN WEALTH MANAGEMENT, LLC

By:	/s/ David Kanen
	Name:	David Kanen
	Title:	Managing Member, Kanen Wealth Management LLC

/s/ David Kanen
DAVID KANEN

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